Exhibit 10.48
2025 PROGRESSIVE CAPITAL
MANAGEMENT ANNUAL INCENTIVE PLAN

1.    The Plan. The Progressive Corporation and its subsidiaries (collectively “Progressive” or the “Company”) have adopted the 2025 Progressive Capital Management Annual Incentive Plan (the “Plan”) as part of the Company’s compensation program for its investment professionals for the Company’s 2025 fiscal year (the “Plan year”). The Plan is performance-based, is not a form of commission compensation, and is administered under the direction of the Compensation and Talent Committee of the Board of Directors of The Progressive Corporation (the “Committee”). Payment under the Plan, if any, is based on Company performance as defined by the Plan, not individual employee performance. References in this Plan to the Company’s portfolio mean the respective portfolios of the Company’s subsidiaries and affiliates that are actively managed by Progressive Capital Management Corp. (“PCM”) and references in this Plan to the Company’s investment results mean the investment results of those portfolios only.

    The Company’s investment professionals invest the funds of the Company in accordance with investment guidelines approved from time to time by the Investment and Capital Committee of the Board of Directors. Those guidelines address such matters as minimum average credit quality and the duration of the portfolio, as well as limitations on the extent to which the portfolio can be concentrated in individual issuers. Compliance with the guidelines is routinely monitored and variations therefrom must be reported to, and approved by, the Investment and Capital Committee.

2.    Participants. Progressive employees who are assigned primarily to the Company’s capital management function, including the Company’s Chief Investment Officer (“CIO”), are eligible to be selected for participation in the Plan. Eligible employees in addition to the CIO will be selected by the CIO in consultation with the Chief Executive Officer (“CEO”) or Chief Human Resources Officer (“CHRO”) (the “Designated Executives”) to participate in the Plan. Participants may also participate in other Gainshare, bonus or incentive compensation plans maintained by Progressive, if so determined by the Designated Executives (or in the case of the CIO or any other executive officer, by the Committee). Other eligible employees of the Company may be selected for participation in the Plan for or at any time during the Plan year by the Designated Executives. In such cases, the Designated Executives will determine the new participant’s Target Percentage (described below) and other terms of participation (except with respect to the CIO or any other executive officer, as to whom all determinations must be made by the Committee). Throughout this Plan, references to “executive officers” refer to executive officers of The Progressive Corporation within the meaning of any Securities and Exchange Commission (“SEC”) or New York Stock Exchange rule applicable to the Company.

3.    Annual Incentive Payment Determination.

A.Annual Incentive Payment. Each participant may earn an annual cash bonus (the “Annual Incentive Payment”), subject to the terms of this Plan. The amount of the Annual Incentive Payment earned by any participant will be determined by application of the following formula:

Annual Incentive Payment = Paid Eligible Earnings x Target Percentage x Performance Factor

B.    Paid Eligible Earnings. “Paid Eligible Earnings” for any Plan year shall mean and include the following: regular pay, Paid Time Off pay (including Protected PTO-PSL, but excluding the payout of unused Paid Time Off or Protected PTO-PSL at termination), Volunteer Time Off pay, sick pay, holiday pay, bereavement pay, military make-up pay, overtime pay, shift differential pay, disaster pay, jury duty pay and retroactive payments of any of the foregoing items, in each case received by the participant during the Plan year for work or services performed as an officer or employee of Progressive.

For purposes of the Plan, and notwithstanding the foregoing, Paid Eligible Earnings shall exclude all other types of pay or compensation, including, without limitation: any short-term or long-term disability payments made to the participant; the earnings replacement component of any workers’ compensation benefit or award; any amounts paid pursuant to a judgment in, or settlement related to, any action, suit or proceeding, whether in law or equity, to any extent arising from or relating to a participant’s employment with the Company, or work or services performed for or on behalf of the Company; any amount paid under a separation allowance (or severance) plan; any bonus (including PCM Annual Incentive Plan payment), Gainshare or other incentive compensation payment or award (whether denominated, or payable, in cash or equity), including, without limitation, payments from any discretionary cash fund; any dividend payments or dividend equivalent amounts; any unused Paid Time Off; any unused Volunteer Time Off; and any other payment required by applicable law to be paid to a participant by the Company and intended to replace all or any portion of wages or earnings during a period of unemployment, whether due to illness, disability or otherwise (including, but not limited to, payments made pursuant to any statute, rule or regulation of a governmental authority relating to leave on account of maternity, paternity, parental status or responsibility, or sickness).

    C.    Target Percentage. The “Target Percentages” for participants in the Plan shall be determined by or under the direction of the Committee, but will not exceed 125% for any participant. Target Percentages may vary among Plan participants and may be changed from year to year by or under the direction of the Designated Executives (or in the case of the CIO or any other executive officer, by the Committee).

    D.    Performance Factor. The “Performance Factor” will be determined by the Committee after the expiration of the Plan year based on the performance of the Company’s fixed-income investment portfolio (the “Fixed-Income Portfolio” or “Portfolio”), and such other factors and information relating to the performance of the Company’s investment professionals as the Committee shall determine.

        First, an indicated performance factor will be determined based on the fully taxable equivalent total return of the Fixed-Income Portfolio, in comparison to the total returns of the group of comparable investment firm products (“Firms”) identified by the Independent Data Source (the “Investment Benchmark”), over the one- and three-year periods ending on December 31 of the Plan year, as described below. For purposes of this Agreement, the “Independent Data Source” shall be a third-party independent data source determined by the Committee. At the beginning of the Plan year, the Independent Data Source will determine the Firms that are included in the Investment Benchmark in accordance with the criteria specified on Exhibit I hereto. After the end of the Plan year the Independent Data Source will provide to the Company the monthly total return data for each of the Investment Benchmark Firms for the three-year period ending on December 31 of the Plan year.

        Investment results for the Fixed-Income Portfolio will be marked to market, including 50% of the benefit of any state premium tax abatements for municipal securities held in the Portfolio that are realized by the Company during the Plan year, in order to calculate the Portfolio’s fully taxable equivalent total return for the one-year (2025) and three-year (2023-2025) periods, in each case compounded on a monthly basis. The investment performance achieved by the Fixed-Income Portfolio for the one- and three-year periods (each, a “comparison period”) will then be compared against the total returns of the Firms included in the Investment Benchmark for the same periods, also compounded on a monthly basis, as determined by the Company from the monthly performance data supplied by the Independent Data Source for each Firm in the Investment Benchmark, to determine, for each comparison period, where the Fixed Income Portfolio’s performance falls on a percentile basis when compared to the Firms in the Investment Benchmark, as further described on Exhibit II (“Performance Ranking”).

    The Portfolio’s Performance Ranking will be used to determine a performance score of between 0.00 and 2.00 for each comparison period, based on the following schedule:

Comparison Period	Score = 0.00 Rank at or below	Score = 1.00 Rank equal to	Score = 2.00 Rank at or above
One year	15th Percentile	50th Percentile	85th Percentile
Three year	25th Percentile	50th Percentile	75th Percentile
    A Performance Ranking between the values identified in the schedule will be interpolated on a straight-line basis to generate the applicable performance score, as further described on Exhibit II. Once these performance scores are determined, an overall indicated performance factor will be determined by averaging the performance scores for the one- and three-year comparison periods.
    The overall indicated performance factor will be reported to the Committee after the expiration of the Plan year, together with such supporting documentation as the Committee may require. The Committee may consider such additional information as it deems necessary or appropriate in its discretion. Such information may include, without limitation:
•the primary investment factors that are responsible for favorable or unfavorable results relative to the Investment Benchmark, such as the Company’s duration and yield curve position and the extent of its exposure to sectors of the fixed-income markets, including corporate bonds, residential mortgage-backed securities, commercial mortgage-backed securities, other asset-backed securities, government bonds, preferred stocks and non-investment-grade bonds;
•the Company’s holdings within each sector relative to the general market composition of each sector;
•the extent to which material investment decisions may have been driven by Company strategic or capital considerations; and
•the impact on investment results of significant portfolio cash flows driven by Company operations, strategic decisions or capital transactions.

In addition, the Committee may choose to consult with others, including, without limitation, management, the Investment and Capital Committee, other members of the Board of Directors, and outside compensation and investment professionals, in evaluating the performance of the Company’s investment professionals for the year. The Committee will then determine the Performance Factor, which may vary among participants; provided that under no circumstances may the Performance Factor for any participant exceed 2.00 for the year.

    E.    In the event that the Independent Data Source (or its successor or assigns) discontinues providing the data that is necessary to make the calculations required by this Plan, or modifies the information in such a way as to render the comparisons required by this Plan to be not meaningful, in the Committee’s sole judgment, the determinations required above shall be made using investment return data for comparable Firms satisfying the criteria set forth on Exhibit I as may be available from another recognized provider of investment industry data as the Committee may approve in its sole discretion.

    F.    Notwithstanding any other provision of this Plan, the Fixed Income Portfolio shall not include any portfolio managed by, or any investment made at the direction of, any business unit or area other than PCM.

4.    Payment Procedures; Deferral. The Annual Incentive Payments will be determined and paid to Plan participants as soon as practicable after the Performance Factor has been determined by the Committee, but no later than March 15th of the year immediately following the Plan year.

Any Plan participant who is then eligible to participate in The Progressive Corporation Executive Deferred Compensation Plan (“Deferral Plan”) may elect to defer all or a portion of the Annual Incentive Payment otherwise payable to such participant under this Plan, subject to and in accordance with the terms of the Deferral Plan. If a Plan participant has made such an election under the Deferral Plan, then to the extent of such election, the Annual Incentive Payment will, instead of being paid to such participant as described in the immediately preceding paragraph, be credited to such participant’s account under the Deferral Plan in accordance with the terms of the Deferral Plan.

5.    Qualification Date; Leave of Absence; Withholding. Unless otherwise determined by the Committee, and except as otherwise expressly provided herein, in order to be entitled to receive an Annual Incentive Payment for any Plan year, the participant must be an active officer or regular employee of the Company on November 30 of the Plan year (“Qualification Date”). An individual (a) who is hired on or after December 1 of any Plan year, or (b) whose employment terminates for any reason prior to the Qualification Date is not entitled to an Annual Incentive Payment for that Plan year. Annual Incentive Payments are not earned until paid.

Any participant who is on a leave of absence covered by the Family and Medical Leave Act of 1993, as amended (or equivalent state or local law), the Americans with Disabilities Act of 1991, as amended (or equivalent state or local law), personal leave of absence with the approval of the Company, military leave or short- or long-term disability (provided that, in the case of a long-term disability, the participant is still an employee of the Company) on the Qualification Date with respect to any Plan year will be entitled to receive an Annual Incentive Payment for such Plan year based on the Paid Eligible Earnings received by the participant during the Plan year.

Progressive shall have the right to deduct from any Annual Incentive Payment, prior to payment, the amount of any taxes required to be withheld by any federal, state, local or foreign government with respect to such payments.

6.    Other Plans. Participants may be selected to participate in this Plan and in one or more other incentive plans offered by the Company. In the case of the CIO or any other executive officer, all determinations with respect to such incentive plans and the executive’s participation therein shall be made by the Committee. In all other cases, the Designated Executives shall have full authority to determine the incentive plan or plans in which any employee shall participate during any Plan year and the weighting factor (if any) that will apply to each such plan.

7.    Non-Transferability. Annual Incentive Payments shall be payable only to the participant or, in the event of the participant’s death, to the participant’s estate. The right to any Annual Incentive Payment hereunder may not be sold, transferred, assigned or encumbered, voluntarily or involuntarily, other than by will or the laws of descent or distribution. Nothing herein shall prevent any participant’s interest hereunder from being subject to involuntary attachment, levy or other legal process.

8.    Administration. The Plan will be administered by or under the direction of the Committee. The Committee will have the authority to adopt, alter, amend, modify, revise and repeal such rules, guidelines, procedures and practices governing the Plan as it, from time to time, in its sole discretion deems advisable.

The Committee will have full authority to determine the manner in which the Plan will operate, to interpret the provisions of the Plan and to make all determinations hereunder. All such interpretations and determinations shall be final and binding on Progressive, all Plan participants, their estates and beneficiaries and all other parties. No such interpretation or determination shall be relied on as a precedent for any similar action or decision. No member of the Committee shall incur any liability for any action taken or omitted, or any determination made, in good faith with respect to the Plan.

Unless otherwise determined by the Committee, all of the authority of the Committee hereunder (including, without limitation, the authority to administer the Plan, select the persons entitled to participate herein, interpret the provisions hereof, waive any of the requirements specified herein and make determinations hereunder and to select, approve, establish, change or modify the Investment Benchmarks, Performance Targets and Target Percentages) may be exercised by the Designated Officers. If one or more of the Designated Officers is unavailable or unable to participate, or if such position is vacant, the Chief Financial Officer may act instead of such officer.

    Notwithstanding anything in this Plan to the contrary: (a) all determinations made under this Plan with respect to the CIO or any other individual deemed to be an executive officer of the Company must be made only by the Committee; and (b) only the Committee may make the determination of the Performance Factor required by Paragraph 3.D. above.

9.    Miscellaneous.

A.Recoupment. Progressive shall have the right to recoup any Annual Incentive Payment (or an appropriate portion thereof, as hereinafter provided) with respect to any Plan year paid to a participant hereunder who was an executive officer of Progressive at any time during such Plan year, if: (i) the Annual Incentive Payment was calculated by reference to the achievement during such Plan year of certain financial or operating results (which includes, for purposes hereof, the performance of the Fixed-Income Portfolio); (ii) such financial or operating results were incorrect and were subsequently the subject of a restatement by Progressive within three (3) years after the date on which such Annual Incentive Payment was paid to the participant; and (iii) the Annual Incentive Payment would not have been paid, in whole or in part, to the participant if the restated financial or operating results had been known at the time the payment was made. Such recoupment right shall be available to Progressive whether or not the participant in question was at fault or responsible in any way in causing such restatement. In such circumstances, Progressive will have the right to recover from each such participant for such Plan year, and each such participant will refund to Progressive promptly upon demand, the amount by which the Annual Incentive Payment paid to such participant for the Plan year in question exceeded the payment that would have been made if the Annual Incentive Payment had been calculated by reference to the restated results, without interest; provided, however, that Progressive will not seek to recover such amounts from any participant who was not an executive officer at any time during the Plan year unless the amount due would exceed the lesser of five percent (5%) of the Annual Incentive Payment previously paid or twenty-thousand dollars ($20,000). Such recovery, at the Committee’s discretion, may be made by lump sum payment, installment payments, credits against future Annual Incentive Payments, annual Gainshare payments or other bonus payments, credits against any other compensation, or other appropriate mechanism. References in this paragraph to payments and amounts paid shall be deemed to include amounts deposited in the Deferral Plan as a result of an election by the participant.

B.Further Rights. Notwithstanding the foregoing subsection A., if any participant that was an executive officer at any time during such Plan year engaged in fraud or other misconduct (as determined by the Committee or the Board of Directors, in their respective sole discretion) resulting, in whole or in part, in a restatement of the financial or operating results used hereunder to determine the Annual Incentive Payments for a specific Plan year, Progressive will further have the right to recover from such participant, and the participant will refund to Progressive upon demand, an amount equal to the entire Annual Incentive Payment paid to such participant for such Plan year plus interest at the rate of eight percent (8%) per annum or, if lower, the highest rate permitted by law, calculated from the date that such bonus was paid to the participant. Progressive shall further have the right to recover from such participant Progressive’s costs and expenses incurred in connection with recovering such Annual Incentive Payment from the participant and enforcing its rights under this subsection B., including, without limitation, reasonable attorneys’ fees. There shall be no time limit on the Company’s right to recover such amounts under this subsection B., except as otherwise provided by applicable law. References in this paragraph to payments and amounts paid shall be deemed to include amounts deposited into the Deferral Plan as a result of an election by the participant.

C.Compliance with Law and Exchange Requirements. The Annual Incentive Payments determined and paid pursuant to the Plan shall be subject to all applicable laws and regulations. Without limiting the foregoing, and notwithstanding anything to the contrary contained in this Plan, the Annual Incentive Payment paid to a participant (and any payment made to such participant pursuant to a similar plan) shall be subject to The Progressive Corporation Dodd-Frank Clawback Policy, as may be amended from time to time (collectively, the “Clawback Policy”) and recoupment pursuant to the Federal securities laws and the rules of the SEC and any applicable national securities exchange. The Clawback Policy is incorporated herein by reference. References in this paragraph to payments and amounts paid shall be deemed to include amounts deposited into the Deferral Plan as a result of an election by the participant.

D.Rights Not Exclusive. The rights contained in the foregoing subsections A. through C. shall be in addition to, and shall not limit, any other rights or remedies that the Company may have under any applicable law or regulation. Nothing contained in subsections A. through C. shall be deemed to limit any additional legal or equitable rights or remedies the Company may have under applicable law with respect to any participant who may have caused or contributed to the Company’s need to restate its financial results. If any of the provisions of subsections A. through C., or any part thereof, are held to be unenforceable, the court making such determination shall have the power to revise or modify such provision to make it enforceable to the maximum extent permitted by applicable law and, in its revised or modified form, said provision shall then be enforceable.

10.    Termination; Amendments. The Plan may be suspended, terminated, amended or revised, in whole or in part, at any time and from time to time by the Committee, in its sole discretion.

11.    Unfunded Obligations. The Plan will be unfunded and all payments due under the Plan will be made from Progressive’s general assets.

12.    No Employment Rights. Nothing in the Plan, and no action hereunder, shall be construed as conferring upon any person the right to remain a participant in the Plan or to remain employed by Progressive, nor shall the Plan limit Progressive’s right to discipline or discharge any of its officers or employees or change any of their job titles, duties, authority or compensation, at any time and without assigning a reason therefor.

13.    Set-off Rights. Progressive shall have the unrestricted right to set off against or recover out of any Annual Incentive Payment or other sums owed to any participant under the Plan any amounts owed by such participant (including pursuant to Paragraph 9) to Progressive.

14.    Misconduct. No participant shall have the right to receive any Annual Incentive Payment if, prior to such payment being made, participant’s employment is terminated as a result of any action or inaction that, under Progressive’s employment practices or policies as then in effect, constitutes grounds for immediate termination of employment, as determined by Progressive (or, in the case of an executive officer, the Committee) in its sole discretion. In addition, no participant who is an executive officer shall have the right to receive any Annual Incentive Payment if, prior to such payment being made, participant’s employment is terminated by Progressive for Cause, or if there occurs any action or inaction that constitutes grounds for termination for Cause or otherwise constitutes grounds for immediate termination of employment under the Company’s employment practices or policies as then in effect, as determined by the Committee in its sole discretion. For purposes of this Paragraph 14, “Cause” shall mean a felony conviction of a participant or the failure of a participant to contest prosecution for a felony; a participant’s willful misconduct or dishonesty, any of which, in the judgment of the Committee, is harmful to the business or reputation of Progressive; or any material violation (in the judgment of the Committee) of any of the provisions of the Company’s Code of Business Conduct and Ethics or the Chief Executive Officer/Senior Financial Officer Code of Ethics (if applicable to the participant), or any confidentiality agreement, non-solicitation agreement, non-competition agreement or other agreement between the participant and Progressive.

15.    Employees Subject to Foreign Jurisdictions. To the extent the Committee deems it necessary, appropriate or desirable to comply with foreign law or practice or taxation and to further the purposes of the Plan, the Committee may, without amending the Plan, exclude any employee not temporarily or permanently residing in the United States from participating in the Plan or establish rules applicable to Annual Incentive Payments to participants who are foreign nationals or foreign residents, are employed outside the United States, or both, including rules that differ from those set forth in this Plan.

16.    Section 409A. Payments under the Plan are intended to be exempt from Section 409A because no legally binding right to any Annual Incentive Payment arises until the payment date, and, in the alternative, because any payment is a short term deferral under Section 409A; the Plan shall be administered and interpreted accordingly. Notwithstanding any provision of the Plan to the contrary, if the Committee determines that any payment under the Plan may constitute deferred compensation subject to Section 409A, the Committee may take any actions necessary to preserve the intended tax treatment of the benefits provided with respect to such payment. Any benefit under the Plan that is subject to Section 409A because deferred pursuant to the terms of the Deferral Plan shall be paid according to the terms of such plan.

17.    Prior Plans. This Plan supersedes all prior plans, agreements, understandings and arrangements regarding bonuses or other cash incentive compensation payable or due to any participant from Progressive with respect to the performance of Progressive’s investment portfolio. Without limiting the generality of the foregoing, this Plan supersedes and replaces the 2024 Progressive Capital Management Annual Incentive Plan (the “Prior Plan”), which is and shall be deemed to have terminated on the last day of the Company’s 2024 fiscal year (the “Prior Plan Termination Date”); provided, however, that (a) any bonuses or other sums earned and payable under the Prior Plan with respect to any Plan year ended on or prior to the Prior Plan Termination Date shall be unaffected by such termination and shall be paid to the appropriate participants when and as provided thereunder, and (b) any provisions regarding recoupment of payments from executive officers and the administrative and interpretive authority of the Committee and/or the Designated Officers under the Prior Plan shall survive.

18.    Effective Date. This Plan is adopted, and is effective, as of the first day of the Company’s 2025 fiscal year and will be effective for the 2025 Plan year (which coincides with Progressive’s 2025 fiscal year, except that investment returns are calculated on a calendar year basis).

19.    Governing Law. This Plan shall be governed by, and interpreted and construed in accordance with, the laws of the State of Ohio applicable to contracts made and performed wholly within such state by residents thereof.

EXHIBIT I

INVESTMENT BENCHMARK CRITERIA

At the beginning of the Plan year, the Independent Data Source will determine the investment firm products (“Firms”) comprising the Investment Benchmark for the Plan year from its records.

A Firm will be included in the Investment Benchmark if the Independent Data Source is able to determine from its records that:

1.    The Firm has provided quarterly data regarding its holdings, as necessary to evaluate such Firm’s compliance with each of the criteria set forth below, including a minimum of four quarters of Duration, for the three-year period ending on December 31 of the preceding Plan year; and

2.    During the three-year period ending on December 31 of the preceding Plan year, the information provided by the Firm shows, or the Independent Data Source is able to calculate, that such firm’s investment portfolio satisfies each of the following criteria:

Duration:             Effective Duration between 1.5 years and 5.0 years
Credit Quality Average         = A, or = AA, or = AAA, or = AAA+
Convexity (%)             >= -1
Sector Allocation:         U.S. High Yield Corporate Debt <= 10%
Sector Allocation:         Mortgages <= 60%
Sector Allocation:         U.S. Investment Grade Corporate Debt <= 60%
Sector Allocation:         CMBS <= 60%
Sector Allocation:         ABS <= 60%
Sector Allocation:         Emerging Markets Debt <= 5%

3.    Firms that are primarily an index fund or trust fund as determined by the Independent Data Source will be excluded from the Investment Benchmark.

4.    The Company will have no discretion to alter the Investment Benchmark list after it is finalized by the Independent Data Source.

After the end of the Plan year, the Independent Data Source will supply to the Company the monthly total returns and any other relevant data for each of those Firms in the Investment Benchmark for the three- year period ending on December 31 of the Plan year.

A Firm will be included in the Investment Benchmark performance factor calculation if the Independent Data Source is able to determine from its records that:

1.    The Firm has provided monthly data regarding its investment return as necessary to determine or calculate such Firm’s monthly total return for the entire three- year period ending on December 31 of the Plan year; and

2.     During the three-year period ending on December 31 of the Plan year, the information provided by the Firm demonstrates, or the Independent Data Source is able to calculate, that such Firm’s investment portfolio satisfies each of the criteria listed above.

EXHIBIT II

DETERMINATION OF PERFORMANCE RANKING
AND PERFORMANCE FACTOR

Once all the total returns are calculated, the data is sorted in descending order from highest to lowest total return (rounded to nearest one-hundredth). From here, the process to compute the Performance Factor is as follows (this Exhibit shows the procedures and related calculations for the three-year comparison period required by the Plan; the calculations for the one-year comparison period would follow the same procedures, except that necessary adjustments would be made to determine the top and bottom 15% levels and the performance score variances between those levels):

Interpolated Values for Setting the 25th and 75th Percentiles

The 25th and 75th percentiles for total return rankings are computed based on the total number of Firms in the Investment Benchmark, excluding the PCM Fixed-Income Portfolio return. For example, if there were 114 Firms, the return required to earn a 2.00 portfolio performance factor would be determined by interpolating between the twenty-eighth and twenty-ninth Firm’s returns, since 25% of 114 = 28.50. The same procedure would be used to determine the 0.00 portfolio performance factor.

Percentile	Performance Factor	Interpolated Position Calculation (based upon 114 Firms)
75th	2.00	114 * .25 = 28.50
25th	0.00	114 * .75 = 85.50

The total returns, computed by Investment Accounting, for the interpolated positions are calculated as follows (continuing to use an example of 114 Firms and pseudo results):

Interpolated Value (75th Percentile) = Firm 28 return – ((Firm 28 Return - Firm 29 Return) * 0.75)
Firm 28 result = .12%
Firm 29 result = .11%

The same procedure would be used to determine the 25th percentile returns.

Percentile	Interpolated Position	Firm Investment Results (Firm above and below Interpolated Position)	Interpolated Investment Results Calculation (based upon 114 Firm)
75th	28.50	Firm 28 = .12% Firm 29 = .11%	.12% - ((.12% - .11%) *.75) = .11%
25th	85.50	Firm 85 = -3.10% Firm 86 = -3.10%	-3.10% - ((-3.10% - -3.10%) *.25) = -3.10%

In this case, the PCM Performance Factor will equal 2.00 if its total return equals the interpolated value for Firm 28.50 or .11%.

Once the percentile groups are computed, the remainder of the performance scores are calculated as follows:

Firms ranking between the 75th and the 25th percentile:

Performance score variance = (2.00) / Number of positions from the 75th percentile (the interpolated position) to the last Firm prior to the 25th percentile (the interpolated position). In the case of 114 Firms, the number of positions to divide the 2.00 performance factor by would be 59.

The calculation for the performance score variance from 2.00 – 0.00 would be:

2.00 / 59 = .033898 per position for 114 Firm

In the case of a tie in total returns between Firms, each Firm will have the same performance score, one step under the next higher position. The next lowest position would then be stepped down by a factor based on the number of Firms who tie. In the case of a tie between two Firms, the step down will be twice the performance score variance to maintain the proper stepping to the 0.00 performance score level.

Example: If Firms 29 and 30 each had the same total return in the 114 Firm example, then Firms 29 and 30 would each have a Performance Factor of 1.966102, which is 2.00 - .033898. The number 31 position in this example would have a performance score of 1.898305, which is the required step down from 29 to 31.

In addition, if the returns are tied between the interpolated value set for the 2.00 performance score and any position below the 2.00 level, those lower positions will also be set to a 2.00 performance score. The step-down factor in the performance score will work similarly as noted in the example above. For the 25th percentile and lower, all Firms with total returns equaling the last interpolated total return value would have the same performance score as the last interpolated value (0.033898), and all others in the lower 25% group would have a 0.00 Portfolio Performance Factor.

PCM Ranking:

Once all the performance scores have been created, from 2.00 to 0.00, PCM’s return is compared to the rankings to determine its Performance Factor. If the PCM return is not exactly the value of the 25th or 75th percentile and does not match the return of any Firm, then PCM’s Performance Factor is an interpolated value between the Firms with the next highest and next lowest returns.

The interpolation computation for the Performance Factor based on PCM’s return is as follows:

Performance score of Firm below PCM return + (PCM’s Return – Return below PCM) / (Return above PCM – Return below PCM) * (Performance score of Firm above PCM – Performance score of Firm below PCM)

Assuming the following data, using the 114 Firm example:

Firm	Performance score	Total return
Firm above PCM	1.86	-0.13
PCM		-0.26
Firm below PCM	1.83	-0.30

The calculation of PCM’s Performance Factor is:

1.83 + (-0.26 - -0.30) / (-0.13 - -0.30) * (1.86 – 1.83) = 1.84

The performance scores and the final Performance Factor are rounded to the nearest one-hundredth, if necessary.